September 2, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attention:	Anna Abramson, Staff Attorney

Mitchell Austin, Staff Attorney

Re: Cyngn, Inc.

Draft Registration Statement on Form

S-1 Submitted July 28, 2021

CIK No. 0001874097

Ladies and Gentlemen:

Cyngn, Inc. (the “Company”) previously submitted a Draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 28, 2021. The Company has revised the Registration Statement to reflect the Company’s responses to the comment letter to the Registration Statement received on August 23, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the revised Registration Statement.

Draft Registration Statement on Form S-1 submitted July 28, 2021

Prospectus Summary

Company Overview, page 1

1. Please revise your summary to clearly describe the current status of your Enterprise Autonomy Suite (EAS). In this regard, please clarify the following:

●	Describe the current developmental status of your EAS solution, including whether it is fully developed and currently being sold and marketed to customers. To the extent the EAS solution is still being developed, please describe the remaining developmental steps, the estimated costs to complete these steps and the expected timeline for commercial deployment.

●	Clarify whether you have any current customers of your EAS solution and whether you have generated any revenue from the EAS solution. To the extent you have no current customers and have not generated any revenue from the EAS solution, please clearly state this.

Make similar revisions, as appropriate, throughout your prospectus.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: We have updated the disclosure in the Registration Statement to address the Staff’s comment. Please see pages 2 and 37.

2. You discuss robotics-as-a-service (RaaS), which you define as a service-oriented business model for using robotic systems that helps to avoid the upfront capital costs associated with end customers buying expensive robotic assets. Please revise to make clear whether you will offer robotic assets as part of a RaaS offering.

Response: The Company has revised to indicate that it has not and has no present intention to offer its robotic assets as part of its direct offerings but that it can be part of a combined offering with third parties. Please see pages 1 and 36.

3. Please provide support for your disclosure regarding the strategy of passenger AV companies. For example, provide support your statements that “the passenger AV technology leaders are effectively backing themselves into a corner that will prevent them from pursuing our target industrial markets” and “there is no foreseeable completion date for even a single vehicle that satisfies customer needs for passenger AVs, so these leading spenders cannot entertain distractions like adapting their technology to fragmented industrial vehicle form factors.”

Response: The Company has removed the disclosure.

Risk Factors, page 9

4. We note your discussion of Chinese intellectual property protection and the PRC Cyber Security Law. Please clarify whether you have operations or customers in China.

Response: The Company has no operations in China and has removed the disclosure.

5. Consider including a risk factor regarding the pending application for forgiveness for your Small Business Administration Paycheck Protection Program loans, if material.

Response: The Company has included a risk factor regarding its pending application for forgiveness of its PPP loans. Please see page 14.

We are an "emerging growth company", page 29

6. On page 7, you state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. In this risk factor, you disclose that you may choose to elect to use the extended transition period for complying with new or revised accounting standards. Please revise the risk factor to clarify whether you are taking advantage of the extended transition period.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: The Company has revised the risk factor to indicate that it has elected to use the extended transition period for complying with new or revised accounting standards.

Business, page 41

7. We note your disclosure that you “have already deployed DriveMod software on nine different vehicle form factors that range from stockchasers and stand-on floor scrubbers to14-seat shuttles and 5-meter-long cargo vehicles.” Please clarify whether the software has been deployed in a test environment or whether you have customers using the software.

Response: The Company has revised to indicate the nature of the deployments noting that two deployments were at customer sites, one of which was paid.

Go-to-market

Partner instead of compete - technology, page 51

8. Here and elsewhere you identify certain partners, including Arilou, Symboticware, Airbiquity, Formel D and First Transit. Please revise to briefly summarize the nature of these partnerships. To the extent these partnerships are material, please revise to include a summary of material terms of your agreements with these partners and tell us what consideration you have given to filing any such agreement as an exhibit. Consider Item 601(b)(10) of Regulation S-K.

Response: The Company has revised to indicate that the partnerships are mutually non-binding memoranda of understanding or partnering arrangements.

Competitive Environment, page 52

9. Please discuss specific competitors, if material. For example, we note that in your graphics at the beginning of the prospectus you state that Amazon already has 100,000+ autonomous drive units currently operating at fulfillment centers.

Response: The Company has removed the reference to Amazon at the beginning of the prospectus because Amazon does not provide competing products to our company. The reference to Amazon’s scale of deployment was meant to serve as a market justification since Amazon is a logistics/fulfillment technology leader that other companies will soon follow. Amazon is not deemed as a competitor since it has deployed its own internally developed (aided by company acquisitions) autonomous drive units that are classified as autonomous mobile robots (AMR) and do not serve the same industrial markets that we target.

The Company has revised the Registration Statement to include specific competitors. Please see page 54 of the Registration Statement.

Management, page 55

10. Please disclose the size of your board directors and revise the table on page 55 to identify each person that serves as a director. Furthermore, we note that you intend to establish board committees prior to the completion of this offering. Please confirm that you will provide related disclosure prior to effectiveness.

Response: The Company has revised the disclosure and confirms that it will include disclosure regarding its board committees prior to effectiveness.

Involvement in Certain Legal Proceedings, page 57

11. Please remove the knowledge disclaimer in the first sentence of this section.

Response: The Company has removed the disclaimer.

Principal Stockholders, page 61

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Benchmark Capital Partners VII, LP, Andreessen Horowitz Fund III, L.P., Redpoint Ventures IV, LP, and PI International Holdings LLC.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: The Company has revised the Registration Statement to disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by Benchmark Capital Partners VII, LP, Andreessen Horowitz Fund III, L.P., Redpoint Ventures IV, LP, and PI International Holdings LLC.

Financial Statements

14. Subsequent Events, page F-16

13. We note the approval, in July 2021, of the grant of options to purchase 2,692,000 shares of common stock to certain employees under the 2013 Plan. Please provide us with a chronological breakdown of the details of all stock-based compensation awards granted during 2021. Include the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: On July 26, 2021, the Company’s Board of Directors approved the grant of options to various employees of the Company which allowed for the purchase of an aggregate of 2,692,000 shares of common stock at an exercise price of $2.88. The fair value of the underlying stock used to value such awards was $2.88 and was derived through an independent valuation performed by Armanino, LLP. There were no additional stock-based compensation awards grants during 2021.

Signatures, page II-5

14. Please revise the signature block to indicate each position in which Mr. Tal is signing this registration statement. In this regard, we note that in addition to serving as your chief executive officer, Mr. Tal also serves on your board of directors. See Instructions 1 and 2 to Signatures of Form S-1.

Response: The signature block has been revised.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will provide, to the extent used, copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not copies of the communications were retained. As of the date of this letter, no such written communications have been presented to potential investors.

If you have any questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Marcelle S. Balcombe

cc: Lior Tal

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

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